EXHIBIT 99.1

DESCRIPTION OF OUR OPERATING RESORTS

The following information describes each of our operating resorts, including their key amenities, features and awards.

CityCenter

We are a 50% partner in CityCenter with Infinity World Development Corporation, a wholly owned subsidiary of Dubai World, a Dubai, United Arab Emirates government decree entity. We manage the operations of CityCenter for a fee. CityCenter is a mixed-use development on the Las Vegas Strip located between the Bellagio and Monte Carlo resorts, both owned by us. CityCenter consists of the following components:

•                  Aria Resort & Casino, a 4,004-room casino resort featuring an approximately 150,000 square-foot casino, an approximately 1,800-seat showroom which is home to Zarkana, a Cirque du Soleil modern rock opera that opened in November 2012, approximately 300,000 square feet of conference and convention space, and numerous world-class restaurants, nightclubs and bars, and pool and spa amenities;

•                  The Vdara Hotel and Spa, a luxury condominium-hotel with 1,495 units;

•                  The Veer Towers, 669 units in two towers consisting entirely of luxury residential condominium units;

•                  Mandarin Oriental, Las Vegas, a 392-room non-gaming boutique hotel managed by luxury hotelier Mandarin Oriental Hotel Group, as well as 225 luxury residential units; and

•                  The Crystals retail district with approximately 357,000 of currently leasable square feet of retail shops, dining, and entertainment venues.

CityCenter is one of the world’s largest green developments. Aria, Vdara, Crystals, Mandarin Oriental and Veer Towers have all received LEED Gold certification by the U.S. Green Building Council.  CityCenter is connected to the Bellagio and Monte Carlo with a state-of-the-art people mover system.

Bellagio

Bellagio is widely recognized as one of the premier destination resorts in the world.  Located at the heart of the Las Vegas Strip, Bellagio has earned the prestigious Five Diamond award from the American Automobile Association (“AAA”) since 2001.  The resort is richly decorated, including a conservatory filled with unique botanical displays that change with the seasons. At the front of Bellagio is an eight-acre lake featuring over 1,000 fountains that come alive at regular intervals in a choreographed ballet of water, music and lights.  Bellagio offers 200,000 square feet of convention space for the discerning group planner. For both business and leisure customers, Bellagio’s restaurants offer the finest choices, including Five Diamond award winners Picasso and Le Cirque.  Leisure travelers can also enjoy Bellagio’s expansive pool, world-class spa and Gallery of Fine Arts.  Via Bellagio features luxury retail shops and restaurants.  The Bellagio Tower standard rooms were remodeled in 2011and the Spa Tower Standard Rooms and Suites were remodeled in 2012.

Bellagio features O, the timeless Cirque du Soleil production where world-class acrobats, synchronized swimmers, divers and characters perform in, on, and above water.  Other entertainment options include the nightclub The Bank, Hyde Lounge overlooking the Bellagio fountains and several other unique bars and lounges.  Bellagio is connected via a covered walkway with Vdara and by people mover to Crystals.

MGM Grand Las Vegas

MGM Grand Las Vegas, located on the corner of the Las Vegas Strip and Tropicana Avenue, is one of the largest casino resorts in the world, and is a recipient of the AAA’s Four Diamond award.  In addition to the standard room offerings, the resort also offers several unique room offerings, including: West Wing, an area offering boutique-style rooms; Skylofts, ultra-suites on the 29th floor featuring the ultimate in personal service and an AAA Five Diamond award winner; and the exclusive Mansion for premium gaming customers. MGM Grand Las Vegas features an extensive array of restaurants, including two restaurants by renowned chef Joël Robuchon — whose self-titled restaurant is an AAA Five Diamond award recipient and a recipient of a Michelin three-star rating — Craftsteak by Tom Colicchio, and NOBHILL by Michael Mina.  Other amenities include Tabu ultra lounge, numerous retail shopping outlets, a 380,000 square foot state-of-the-art conference center, a 90,000 square foot trade show pavilion, and an extensive pool and spa complex.

MGM Grand Las Vegas features the spectacular show KÀ, by Cirque du Soleil, performed in a custom-designed theatre seating almost 2,000 guests.  The MGM Grand Garden is a special events center with a seating capacity of over 16,000 that provides a venue for premier concerts, as well as championship boxing and other special events.

The Signature at MGM Grand is a condominium-hotel development featuring three 576-unit towers, which we manage as a hotel for owners electing to rent their units.

Mandalay Bay

Mandalay Bay is the first major resort on the Las Vegas Strip to greet visitors arriving by automobile from Southern California.  This AAA Four Diamond, resort features numerous restaurants, such as Charlie Palmer’s Aureole, Wolfgang Puck’s Trattoria Del Lupo, Hubert Keller’s Fleur, and Michael Mina’s Stripsteak.  Mandalay Bay offers multiple entertainment venues that include a 12,000-seat special events arena, the House of Blues, and a 1,700-seat showroom which will become the home of the permanent Cirque du Soleil Michael Jackson production show scheduled to open in spring 2013.  Additional nightlife amenities include: Minus 5, an ice lounge; and eyecandy, a sound lounge and bar located at the center of the casino floor and Light Nightclub opening in 2013.

Mandalay Bay also offers 1.7 million square feet of convention, ballroom and meeting rooms.  At the south end of the convention center is the Shark Reef Aquarium, exhibiting sharks, other fascinating sea creatures and a Komodo dragon.  Mandalay Bay’s expansive pool and beach area plays host to an array of evening open air concerts during the pool season and includes a 6,000 square foot casino, a large wave pool, and Moorea, a European-style “ultra” beach.  The resort also features a 30,000 square-foot spa.

Included within Mandalay Bay is a Four Seasons Hotel with its own lobby, restaurants and pool and spa, providing visitors with 11 years of AAA Five-Diamond-rated hospitality experience.  THEhotel is an all-suite hotel tower within the Mandalay Bay complex.  THEhotel includes its own spa and fitness center, a lounge and two restaurants, including Mix Las Vegas, created by famed chef Alain Ducasse and located on the top floor of THEhotel.

The Mirage

The Mirage is a luxurious, tropically-themed resort located on a site at the center of the Las Vegas Strip.  The Mirage is recognized by AAA as a Four Diamond resort.  The exterior of the resort is landscaped with palm trees, abundant foliage and more than five acres of lagoons and other water features centered around a recently renovated and enhanced volcano that erupts every evening at regular intervals, with flames that spectacularly illuminate the front of the resort.  Inside the front entrance is an atrium with a tropical garden and additional water features capped by a 100-foot-high glass dome, which is designed to replicate the sights, sounds and fragrances of the South Seas.  Located at the rear of the hotel, adjacent to the swimming pool area, Siegfried & Roy’s Secret Garden and Dolphin Habitat, an attraction featuring bottlenose dolphins that allows guests to view the beautiful exotic animals of Siegfried & Roy, the world-famous illusionists.

The Mirage features a wide array of restaurants, including Kokomos, Japonais, Fin, Stack, Onda Ristorante and Samba Brazilian Steakhouse.  Casual dining options include Cravings Buffet, Carnegie Deli, California Pizza Kitchen and BLT Burger by famed chef Laurent Tourondel.  Entertainment at The Mirage features Love, by Cirque du Soleil, celebrating the musical legacy of the Beatles; celebrity impressionist and ventriloquist Terry Fator, winner of NBC’s America’s Got Talent competition; and The Mirage Aces of Comedy series featuring acts such as Daniel Tosh, Jay Leno, Ray Romano and others. Nightlife options at The Mirage include 1OAK, a one-of-a-kind nightlife experience and the Beatles Revolution Lounge. The Mirage has numerous retail shopping outlets and 170,000 square feet of meetings and convention space, including the 90,000-square foot Mirage Events Center.

Luxor

Luxor is a pyramid-shaped hotel and casino complex situated between Mandalay Bay and Excalibur. Luxor offers 20,000 square feet of convention space, a 20,000-square-foot spa, and food and entertainment venues on three different levels beneath a soaring hotel atrium. Nightlife and dining at Luxor includes the 26,000 square foot LAX nightclub, Centra, an exotic and welcoming lounge located in the center of the pyramid, TENDER steak & seafood, intimate dining rated one of Las Vegas’ top steakhouses and Public House, the popular East Coast hangout, featuring casual cocktails, comfortable food and spectacular sports.  Tacos & Tequila, a Mexican style menu intermixed with a rock-n-roll flair, and the ultimate food court on the Las Vegas Strip featuring Bonanno’s Pizzeria, LA Subs, Nathan’s, Original Chicken Tender Company, Starbucks Coffee and McDonalds. The Luxor is home to Titanic: The Artifacts Exhibition~~,~~ Bodies… The Exhibition and Score! Interactive Sports Exhibit.  Luxor also features the Cirque du Soleil production show CRISS ANGEL Believe, “Entertainer of the Year” prop comic Carrot Top, the parody production show Menopause the Musical and the adult dance revue Fantasy.

Excalibur

Excalibur is a castle-themed hotel and casino complex situated immediately north of Luxor at the corner of Las Vegas Boulevard and Tropicana Avenue. Entertainment options at Excalibur include the long-running Tournament of Kings dinner show, The Australian Bee Gees Show — A Tribute to the Bee Gees and the Thunder from Down Under male review.  Excalibur’s public areas include the Fun Dungeon, featuring the world famous Excalibur arcade and midway, and the Castle Walk, a shopping expedition featuring artisans’ booths and specialty shops.  In addition, Excalibur has several restaurants and bars including Dick’s Last Resort, a wacky and wild, down to earth dining and entertainment option, Buca di Beppo, serving fresh, authentic Italian food. The Steakhouse at Camelot, offering the finest cuts of beef, along with the freshest seafood flown in daily, and a lively food court featuring Popeye’s, Pick Up Stix, Tropical Smoothie, Hot Dog on a Stick and Cinnabon. The property also features a 13,000 square foot spa.  Excalibur, Luxor and Mandalay Bay are connected by a tram allowing guests to travel easily from resort to resort.

New York-New York

New York-New York is located at the corner of the Las Vegas Strip and Tropicana Avenue.  Pedestrian bridges link New York-New York with both MGM Grand Las Vegas and Excalibur.  The architecture at New York-New York replicates many of New York City’s landmark buildings and icons, including the Statue of Liberty, the Empire State Building, the Brooklyn Bridge, and a Coney Island-style roller coaster.  New York-New York also features several restaurants and numerous bars and lounges, including nationally recognized Coyote Ugly and Nine Fine Irishmen, an authentic Irish Pub.   New York-New York’s nightlife and entertainment options include Broadway Theater and Zumanity by Cirque du Soleil.

Monte Carlo

Monte Carlo is located on the Las Vegas Strip adjacent to New York-New York.  Monte Carlo is an AAA Four Diamond award winner.  The resort offers a variety of restaurant offerings, including fine dining at Andre’s, The Pub featuring live entertainment, Diablo’s Cantina, and Brand Steakhouse.  Other resort amenities include a health spa, and a beauty salon.  Monte Carlo is connected to Aria via walkway and to Crystals via people mover through the Monte Carlo’s “Street of Dreams” retail area.  Blue Man Group, the international entertainment phenomenon, recently unveiled its newest production complete with electrifying music, sensational technology, a captivating nightly procession and its signature interactive, audience experiences at Monte Carlo.

Circus Circus Las Vegas

Circus Circus Las Vegas is situated on the north end of the Las Vegas Strip and features the Adventuredome, a five-acre indoor theme park, and the Midway, which houses performances by legendary world-class circus acts and provides amusement for all ages. Circus Circus is home to the Chuck Jones Experience, where guests can experience a 1930’s-style movie theater, “Animation Alley,” the Acme Workshop and a re-creation of Jones’ studio where he worked and discovered some of his most famous characters such as Wile E. Coyote and Road Runner.

Circus Circus Reno

Circus Circus Reno is located in the heart of downtown Reno, Nevada at the base of the beautiful Sierra Nevada mountains and just one hour from the world-renowned Lake Tahoe.  Circus Circus Reno’s 1,500 hotel rooms have been recently refreshed.  Circus Circus Reno offers its guests a variety of circus acts performed daily, free of charge. The property boasts six unique restaurants as well as cocktail lounges, and retail shops.

Silver Legacy

We are a 50% participant with Eldorado Limited Liability Company in Circus and Eldorado Joint Venture, which owns and operates Silver Legacy, a hotel-casino and entertainment complex situated in downtown Reno, Nevada. Silver Legacy is located between Circus Circus Reno and the Eldorado Hotel & Casino, which is owned and operated by an affiliate of our joint venture partner at Silver Legacy.  Silver Legacy is connected at the mezzanine level with Circus Circus Reno and the Eldorado by enclosed climate-controlled skyways above the streets between the respective properties. The resort’s exterior is themed to evoke images of historical Reno. Silver Legacy features several restaurants and bars, a special events center, custom retail shops, a health spa and an outdoor pool and sun deck.

Gold Strike

Gold Strike is an “Old West”-themed hotel-casino located on the east side of Interstate-15 in Jean, Nevada. Jean is located approximately 25 miles south of Las Vegas and approximately 15 miles north of the California-Nevada state line.  The property has, among other amenities, restaurants, a banquet center, a swimming pool, two gas stations, a gift shop and an arcade. The casino has a stage bar with regularly scheduled live entertainment and a casino bar.

Railroad Pass

Railroad Pass, the oldest operating casino in Nevada, is located in the City of Henderson, a suburb located southeast of Las Vegas, and is situated along US Highway 93, the direct route between Las Vegas and Phoenix, Arizona. The property includes, among other amenities, full-service restaurants, a buffet, a gift shop, a swimming pool, a banquet facility, and a museum. There is also a hotel with 120 rooms.  In contrast with our other Nevada properties, Railroad Pass caters to local residents, particularly from Henderson and Boulder City.

MGM Grand Detroit

MGM Grand Detroit is one of three casinos licensed in Detroit, Michigan and is operated by MGM Grand Detroit, LLC.   MGM Grand Detroit, Inc., our wholly-owned subsidiary, holds a controlling interest in MGM Grand Detroit, LLC.  A minority interest in MGM Grand Detroit, LLC is held by Partners Detroit, LLC, a Michigan limited liability company composed of a group of Detroit city, community and business leaders.  MGM Grand Detroit is the city’s first and only downtown hotel, gaming, and entertainment destination built from the ground up.  The resort features two restaurants by Wolfgang Puck, a sports pub, exciting nightlife amenities, and a luxurious spa.  Additional amenities include a private entrance and lobby for hotel guests and 30,000 square feet of meeting and events space.

Beau Rivage

Beau Rivage is located on a beachfront site where Interstate 110 meets the Gulf Coast in Biloxi, Mississippi.  Beau Rivage blends world-class amenities with Southern hospitality and features elegantly remodeled guest rooms and suites, numerous restaurants, nightclubs and bars, a 1,550-seat theatre, an upscale shopping promenade, and a world-class spa and salon.  The resort also has 50,000 square feet of convention space.  Beau Rivage also features Fallen Oak, a world-class golf course designed by Tom Fazio, located approximately 20 miles from Beau Rivage.

Gold Strike Tunica

Gold Strike Tunica is a dockside casino located along the Mississippi River, 20 miles south of Memphis and approximately three miles west of Mississippi State Highway 61, a major north/south highway connecting Memphis with Tunica County.  The property features an 800-seat showroom, the Chicago Steakhouse, a coffee shop, a buffet, a food court, several cocktail lounges, and 12,000 square feet of meeting space.  Gold Strike Tunica is part of a three-casino development covering approximately 72 acres. The other two casinos are owned and operated by unaffiliated third parties.

Grand Victoria

We are a 50% participant with Illinois RBG, L.L.C., in an entity which owns Grand Victoria, a Victorian-themed riverboat casino and land-based entertainment complex in Elgin, Illinois, a suburb approximately 40 miles northwest of downtown Chicago. The riverboat offers dockside gaming, which means its operation is conducted at dockside without cruising. The property also features a dockside complex that contains an approximately 83,000-square-foot pavilion with a buffet, a fine dining restaurant and lounge, a 24-hour deli, a gourmet burger restaurant and a VIP lounge.

MGM China

We own 51% of MGM China Holdings Limited, an entity which indirectly owns MGM Macau, a hotel casino resort in Macau S.A.R. MGM Macau is an award-winning, five-star integrated casino and luxury hotel resort located on the Macau Peninsula, the center of gaming activity in the greater China region.  The resort’s focal point is the signature Grande Praca and features Portuguese-inspired architecture, dramatic landscapes and a glass ceiling rising over 80 feet above the floor of the resort.  The Grande Praca features unique themed displays and events throughout the year.  MGM Macau has over 1,000 1,200 slot machines, 427 gaming tables and multiple VIP and private gaming areas. The hotel comprises a 35-story tower with over 580 rooms, suites and private luxury villas. In addition, MGM Macau offers luxurious amenities, including a variety of diverse restaurants and fine wines, world-class pool and spa facilities, and over 15,000 square feet of convertible convention space.  The hotel is directly connected to the prestigious 200,000 square foot One Central Complex, which features many of the world’s leading luxury retailers.

In October 2012, MGM Grand Paradise formally accepted the terms and conditions of a land concession contract from the government of Macau to develop an approximately $2.5 billion resort and casino featuring approximately 1,600 hotel rooms, 500 gaming tables, and 2,500 slots built on an approximately 17.8 acre site in Cotai, Macau.  The land concession contract became effective in January 2013.

Golf Courses

We own and operate an exclusive world-class golf course, Shadow Creek, designed by Tom Fazio and located approximately ten miles north of our Las Vegas Strip resorts.  Shadow Creek is consistently highly ranked in Golf Digest’s ranking of America’s 100 Greatest Public Courses.  We also own the Primm Valley Golf Club designed by Tom Fazio located four miles south of the Primm Valley Resorts in California, which includes two 18-hole championship courses and is operated by a third party. In Mississippi, we own and operate Fallen Oak, a championship golf course also designed by Tom Fazio that is located approximately 20 miles from Beau Rivage.